Prudential Investments LLC

655 Broad Street

Newark, New Jersey 07102

July 1, 2016

The Board of Trustees of The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

Re: Contractual Fee Waivers for The Prudential Series Fund

Dear Trustees:

Prudential Investments LLC (the "Manager") hereby agrees to cap expenses / reimburse certain expenses and/or waive a portion of its investment management fees as more particularly described and set forth for each Portfolio of The Prudential Series Fund (the “Trust”), as listed on Exhibit A attached hereto.

Very truly yours,

Prudential Investments LLC

By: _/s/ Timothy S. Cronin

Name: Timothy S. Cronin

Title: Senior Vice President

Exhibit A

Global Portfolio: The Manager has contractually agreed to waive 0.011% of its investment management fee through June 30, 2017. This contractual investment management fee waiver may not be terminated or modified prior to June 30, 2017 without the prior approval of the Trust’s Board of Trustees.

SP International Growth Portfolio: The Manager has contractually agreed to waive 0.011% of its investment management fee through June 30, 2017. In addition, the Manager has also contractually agreed to waive a portion of its investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio’s investment management fees plus other expenses for both share classes (exclusive in all cases of taxes, short sale interest and dividend expenses, brokerage commissions, acquired fund fees and expenses, distribution and/or service fees (12b-1), administrative fees and extraordinary expenses) do not exceed 1.01% of the Portfolio’s average daily net assets through June 30, 2017. These arrangements may not be terminated without the prior approval of the Trust’s Board of Trustees.